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                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

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    Notice is hereby given that the Annual Meeting of Stockholders of
A. Schulman, Inc. will be held at The Hilton Inn West, 3180 West Market Street, Akron, Ohio, on Thursday, December 9, 1999 at 10:00 A.M., local time, for the purpose of considering and acting upon:

    1. The election of three (3) Directors for a three-year term expiring in 2002;

    2.  A proposal to amend the 1991 Stock Incentive Plan;

    3. The ratification of the selection by the Board of Directors of PricewaterhouseCoopers LLP as independent accountants for the fiscal year ending August 31, 2000; and

    4. The transaction of any other business which properly may come before the meeting and any adjournments thereof.

    Stockholders of A. Schulman, Inc. of record at the close of business on October 18, 1999 are entitled to vote at the Annual Meeting and any adjournments thereof.

                                          By order of the Board of Directors

                                          JAMES H. BERICK
                                             SECRETARY

Akron, Ohio
November 10, 1999

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YOUR VOTE IS IMPORTANT. STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.
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                            3550 WEST MARKET STREET
                               AKRON, OHIO 44333

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                                PROXY STATEMENT

                             ---------------------

                                                               November 10, 1999

    The accompanying proxy is solicited by the Board of Directors of the Corporation for use at the Annual Meeting of Stockholders to be held on December 9, 1999, and any adjournments thereof.

    Stockholders of record at the close of business on October 18, 1999 (the record date) will be entitled to vote at the Annual Meeting. At that date the Corporation had issued and outstanding 31,077,155 shares of Common Stock, $1.00 par value. Each such share is entitled to one vote on all matters properly coming before the Annual Meeting. At least 15,538,578 shares of Common Stock of the Corporation must be represented at the meeting in person or by proxy in order to constitute a quorum for the transaction of business.

    This Proxy Statement and the accompanying form of proxy were first mailed to stockholders on November 10, 1999.

                             ELECTION OF DIRECTORS

    The Board of Directors of the Corporation presently is comprised of ten Directors. The Directors of the Corporation are divided into three classes; presently, Classes I and III each consist of three Directors and Class II consists of four Directors. At the Annual Meeting, three Directors of Class I are to be elected to serve for three-year terms expiring in 2002 and until their respective successors are duly elected and qualified. Robert G. Wallace, currently a Class I Director, will retire at the Annual Meeting. Peggy Gordon Elliott, currently a Class II Director, has been nominated to serve as a Class I Director in Mr. Wallace's place. As a result, effective upon the election of the Class I Directors at the Annual Meeting, the number of Directors of the Corporation will be reduced to nine and the number of Class II Directors will be reduced to three. The number of Class I and III Directors will remain unchanged. In the event that Dr. Elliott is not elected as a Class I Director, she will continue to serve the remainder of her current term as a Class II Director, the number of Class II Directors will remain fixed at four and the total number of Directors of the Corporation will remain unchanged at ten.

    Unless a stockholder requests that voting of the proxy be withheld for any one or more of the nominees for Director in accordance with the instructions set forth on the proxy, it presently is intended that shares represented by proxies will be voted for the election as Directors of the three Class I nominees named in the table below.

    All nominees have consented to being named in this Proxy Statement and to serve if elected. Should any nominee subsequently decline or be unable to accept such nomination to serve as a Director, an event which the Board of Directors does not now expect, the persons voting the shares represented by proxies solicited hereby may vote such shares for a reduced number of nominees. For election as a Director, a nominee must receive the affirmative vote of the holders of a majority of shares represented at the meeting in person or by proxy. Abstentions will be counted as votes cast and will count toward the determination of the presence of a quorum, but will have the same effect as a vote cast against the nominee. Broker non-votes will not be counted as votes cast, but will count toward the determination of the presence of a quorum.

    The following information concerning each nominee and each Director continuing in office is based in part on information received from the respective nominees and Directors and in part on the Corporation's records.

                                                                                                          FIRST
                                                    PRINCIPAL OCCUPATION DURING PAST FIVE YEARS           BECAME
NAME OF NOMINEE OR DIRECTOR                               AND AGE AS OF OCTOBER 18, 1999                 DIRECTOR
---------------------------                 -----------------------------------------------------------  --------
                     NOMINEES TO SERVE UNTIL 2002 ANNUAL MEETING OF STOCKHOLDERS (CLASS I)

Alan L. Ockene(3)(4)......................  Member, Executive Committee of Akron Regional Development      1992
                                             Board; prior thereto, Chairman, Akron Regional Development
                                             Board, 1995-1997; formerly, President and Chief Executive
                                             Officer of General Tire, Inc. 1991-1994; and Vice
                                             President of Goodyear Tire & Rubber
                                             Company--International, 1985-1991; Age 68

Willard R. Holland(3)(4)..................  Chairman of the Board of FirstEnergy Corp. (electric           1995
                                             utility) since November 1, 1996; President and Chief
                                             Executive Officer, FirstEnergy Corp. since 1993; Chairman
                                             of the Board and Chief Executive Officer of FirstEnergy
                                             Corp.'s subsidiary, Pennsylvania Power Company, since
                                             1993; formerly, Chief Operating Officer, Ohio Edison
                                             Company, 1991-1993; prior thereto Senior Vice President,
                                             Detroit Edison Company (electric utility), 1988-1991;
                                             Age 63

Dr. Peggy Gordon Elliott(2)(4)............  President, South Dakota State University since January         1994
                                             1998; prior thereto, Senior Fellow, National Center for
                                             Higher Education 1996-1998; President, The University of
                                             Akron 1992-1996; and Chancellor and Chief Executive
                                             Officer, Indiana University Northwest, 1984-1992; Age 62

                                                                                                          FIRST
                                                    PRINCIPAL OCCUPATION DURING PAST FIVE YEARS           BECAME
NAME OF NOMINEE OR DIRECTOR                               AND AGE AS OF OCTOBER 18, 1999                 DIRECTOR
---------------------------                 -----------------------------------------------------------  --------
                CONTINUING DIRECTORS SERVING UNTIL 2000 ANNUAL MEETING OF STOCKHOLDERS (CLASS II)

Robert A. Stefanko(1).....................  Chairman of the Board of the Corporation since 1991;           1980
                                             Executive Vice President--Finance and Administration of
                                             the Corporation since 1989; Age 56

Rene C. Rombouts..........................  General Manager of the Corporation's European subsidiaries     1992
                                             since 1993 and Director of European
                                             Marketing--Manufactured Products of the Corporation since
                                             1983; Age 61

James S. Marlen(2)........................  Chairman of the Board of Ameron International Corporation      1995
                                             (construction and industrial manufacturing) since January
                                             1995; President and Chief Executive Officer of Ameron
                                             International Corporation since June, 1993; formerly, Vice
                                             President, GenCorp., Inc. (aerospace, automotive, chemical and plastics) and President, GenCorp. Polymer Products, a
                                             subsidiary of GenCorp., Inc., 1988-1993; Age 58

               CONTINUING DIRECTORS SERVING UNTIL 2001 ANNUAL MEETING OF STOCKHOLDERS (CLASS III)

Terry L. Haines(1)........................  President and Chief Executive Officer of the Corporation       1990
                                             since 1991; formerly, Chief Operating Officer, 1990-1991;
                                             Age 53

Dr. Paul Craig Roberts(2)(3)..............  Columnist for THE WASHINGTON TIMES since 1988 and for          1992
                                             INVESTOR'S BUSINESS DAILY since 1998; Chairman of
                                             Institute for Political Economy since 1985; nationally
                                             syndicated Columnist for Creators Syndicate since March
                                             1997; formerly, Distinguished Fellow, Cato Institute,
                                             1993-1996; Columnist for BUSINESS WEEK, 1982-1998;
                                             William E. Simon Chair in Political Economy at Center for
                                             Strategic and International Studies, 1982-1993; and
                                             Assistant Secretary of Treasury for Economic Policy,
                                             1981-1982; Age 60

James A. Karman(2)........................  Vice Chairman, RPM, Inc. (coatings, sealants and specialty     1995
                                             chemicals) since August 1999; formerly President of RPM,
                                             Inc., 1978-1999; Chief Financial Officer, RPM, Inc.
                                             1982-1993; Age 62

------------------------------

(1) Member of Executive Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

(4) Member of Compensation Committee

    Mr. Haines is a Director of FirstMerit Corporation and Ameron International Corporation. Dr. Roberts is a Director of 12 of the Value Line Mutual Funds.
Dr. Elliott is a Director of The Lubrizol Corporation. Messrs. Marlen and Ockene are Directors of Ameron International Corporation. Mr. Karman is a Director of RPM, Inc., Shiloh Industries, Inc. and Metropolitan Financial Corporation.
Mr. Holland is a Director of FirstEnergy Corp.

    The Board of Directors has established the following committees: Executive Committee, Audit Committee, Compensation Committee and Nominating Committee.

    The functions performed by the Audit Committee of the Board of Directors include: (i) recommending to the Board of Directors the appointment of a firm of independent accountants to examine the books and accounts of the Corporation and its subsidiaries; (ii) reviewing with the independent accountants the scope of their work prior to their examination; (iii) reviewing with the independent accountants the scope of their examination after it has been completed, as well as any recommendations made by the independent accountants; (iv) reviewing with the independent accountants and approving each non-audit service performed or proposed to be performed by the independent accountants, as well as the relationship of audit to non-audit fees; and (v) considering the possible effect of the non-audit services upon the independence of the accountants. The Audit Committee held two meetings during the year ended August 31, 1999.

    The functions performed by the Compensation Committee of the Board of Directors include making recommendations to the Board of Directors concerning compensation policies, salaries, grants of stock options and other forms of compensation for management and certain other employees of the Corporation. The Compensation Committee held two meetings during the year ended August 31, 1999.

    The functions performed by the Nominating Committee include identifying potential directors and making recommendations as to the size, functions and composition of the Board and its committees. The Nominating Committee has no formal procedures for consideration of nominees recommended by stockholders. The Nominating Committee did not meet during the year ended August 31, 1999.

    The Board of Directors held seven meetings during the year ended August 31, 1999. All incumbent Directors attended at least 75% of the meetings of the Board of Directors and any committees thereof on which they served during the year, except Mr. Ockene and Mr. Karman.

COMPENSATION OF DIRECTORS

    Each Director of the Corporation who is not an employee of the Corporation receives an annual Director's fee of $27,000, plus $1,100 for each Board or committee meeting attended. Further, any Director serving as a Chairman of a committee receives an additional annual fee of $2,000. Each Director has the option to defer payment of all or a specified portion of his or her Director's fees and to receive, in lieu thereof, a number of units equivalent to the amount to be paid, divided by the closing price of the Corporation's Common Stock on the last business day of the prior year. Upon surrender of the units, the Director will receive a cash payment in an amount determined by multiplying the number of units times the market price of the Common Stock on the day before the surrender date. In addition, on the first business day of February of each year, each non-employee Director of the Corporation receives a grant of an option to purchase 1,000 shares of the Common Stock of the Corporation, at an option price equal to the fair market value of such shares on the first business day preceding the date of grant.

CERTAIN RELATED TRANSACTIONS

    Terry L. Haines, President and Chief Executive Officer, received a non-interest bearing loan from the Corporation to be applied in part to pay taxes relating to the vesting of certain shares of restricted stock of the Corporation previously granted to Mr. Haines and in part for general purposes. The largest amount of such indebtedness to the Corporation outstanding during the fiscal year was $67,233. As of October 31, 1999, the amount of such indebtedness outstanding was $31,300.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    This report describes the Corporation's executive compensation programs and the basis on which fiscal year 1999 compensation determinations were made by the Corporation's Compensation Committee in respect of the executive officers of the Corporation, including the Chief Executive Officer and the other executive officers named in the compensation tables in this proxy statement.

    To ensure that the compensation program is administered in an objective manner, the Compensation Committee is comprised entirely of independent Directors. The duties of the Compensation Committee include determining the base salary level and bonus for the Chief Executive Officer and for all other executive officers, and approving the design and awards of all other elements of the executive pay program. The Compensation Committee further evaluates executive performance and addresses other matters related to executive compensation.

COMPENSATION POLICY AND OVERALL OBJECTIVES

    In determining the amount and composition of executive compensation, the Compensation Committee's goal is to provide a compensation package that will enable the Corporation to attract and retain talented executives, reward outstanding performance and link the interests of the Corporation's executives to the interests of the Corporation's shareholders. In determining actual compensation levels, the Compensation Committee considers all elements of the program in total, rather than any one element in isolation.

    The Compensation Committee members believe that each element of the compensation program should target compensation levels at rates that are reflective of current market practices. Offering market-comparable pay opportunities allows the Corporation to maintain a stable, successful management team.

    Competitive market data is provided periodically by an independent compensation consultant. The data provided compares the Corporation's compensation practices to those of a group of comparison companies. The Corporation's market data for compensation comparison purposes is comprised of a group of diversified manufacturing companies that have national and international business operations. The Compensation Committee reviews and approves the selection of companies used for compensation comparison purposes.

    In establishing a comparison group for compensation purposes, the Compensation Committee neither bases its decisions on quantitative relative weights of various factors, nor follows mathematical formulae. Rather, the Compensation Committee exercises its discretion and makes its judgment after considering the factors it deems relevant.

    The key elements of the Corporation's executive compensation are base salary, annual bonuses and long-term incentives. These key elements are addressed separately below. In determining compensation, the Compensation Committee considers all elements of an executive's total compensation package.

BASE SALARIES

    The Compensation Committee regularly reviews each executive's base salary. Base salaries for executives initially are determined by evaluating the executives' respective levels of responsibility, prior experience, breadth of knowledge, internal equity issues and external pay practices. Increases to base salaries are driven by individual performance and Corporation profitability. Individual performance is evaluated based on sustained levels of individual contribution to the Corporation.

    In determining Mr. Haines' base salary in 1999, the Compensation Committee considered the Corporation's financial performance for the prior year, Mr. Haines' individual performance and his long-term contributions to the success of the Corporation. The Compensation Committee also compares Mr. Haines' base salary to the base salaries of other chief executive officers.

ANNUAL BONUSES

    The Corporation's bonus program promotes the Corporation's pay-for-performance philosophy by providing executives with direct financial incentives in the form of annual cash bonuses based on individual performance. Annual bonus opportunities allow the Corporation to communicate specific goals that are of primary importance during the coming year and motivate executives to achieve these goals.

    Under the Corporation's bonus program, the Corporation established a total target award for each executive officer approximately equal to the average award provided to persons holding similar positions at comparable companies. The award was measured by stated threshold, target, and maximum percentages of salary. The executive officer's actual award was increased or decreased for the total target award based upon both Corporation and individual performance. Approximately one-half of the total target award potential was determined by the financial performance of the Corporation. This financial performance portion of the bonus was based upon (i) the world-wide performance of the Corporation for Mr. Haines, the President and Chief Executive Officer, and for the Chairman and Chief Financial Officer and (ii) the Corporation's performance in North America for all other officers. The remaining one-half of the total target award level was based upon each executive officer's individual performance. Mr. Haines' 1999 bonus award is reported in the Summary Compensation Table below.

LONG-TERM INCENTIVES

    Long-term incentives are provided pursuant to the Corporation's 1991 Stock Incentive Plan (the "1991 Plan").

    In keeping with the Corporation's commitment to provide a total compensation package which includes at-risk components of pay, the Compensation Committee makes annual decisions regarding appropriate stock-based grants for each executive. When determining these awards, the Compensation Committee considers the Corporation's financial performance in the the prior year, the executives' respective levels of responsibility, prior experience, and historical award data, and compensation practices at the comparison companies.

    Stock options were granted in 1999 at an option price equal to the fair market value of the Corporation's Common Stock on the date of grant. Accordingly, stock options granted in 1999 have value only if the stock price appreciates following the date the options are granted. This design focuses executives on the creation of shareholder value over the long term and encourages equity ownership of the Corporation. These stock options become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant of the option, so long as the holder remains employed by the Corporation or a subsidiary.

    In 1999, Mr. Haines received options to purchase 50,000 shares at the fair market value ($18.3125) of such shares on the date of grant. These grants were established after comparison to the averages of long-term incentive grants at the comparison companies. The Compensation Committee believes that this equity interest provides a strong link to the interests of shareholders.

RESTRICTED STOCK

    Shares of restricted stock were awarded to certain executives in 1999. Restricted stock awarded to executives vests five years after the date awarded. Because of its vesting requirements, restricted stock enhances the Corporation's ability to maintain a stable executive team, focused on the Corporation's long-term success. Restricted stock provides executives with an immediate link to shareholder interests. Dividends are accrued until the lapse of restrictions on the restricted stock and are paid out thereafter. In 1999, Mr. Haines received an award of 10,000 shares of restricted stock.

                                          The Compensation Committee:

                                          Willard R. Holland, Chairman
                                          Robert G. Wallace, Retiring Director
                                          Alan L. Ockene
                                          Dr. Peggy Gordon Elliott

                       COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth the compensation paid or to be paid by the Corporation and its subsidiaries in respect of services rendered during the Corporation's last three fiscal years to the Corporation's Chief Executive Officer and each of the four most highly compensated executive officers (as measured by salary and bonus) whose aggregate salary and bonus during the fiscal year ended August 31, 1999, exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                COMPENSATION
                                                                          -------------------------
                                                                                   AWARDS
                                                                          -------------------------
                                                 ANNUAL COMPENSATION(1)   RESTRICTED
                                       FISCAL    ----------------------      STOCK         OPTIONS       ALL OTHER
NAME AND PRINCIPAL POSITION             YEAR      SALARY        BONUS     AWARD(S)(2)        (#)      COMPENSATION(3)
---------------------------           --------   --------      --------   -----------      --------   ---------------
Terry L. Haines ....................    1999     $400,000      $181,200    $183,125         50,000        $136,557(4)
  President and Chief Executive         1998     $380,000      $228,000    $189,063         40,000        $132,011
  Officer                               1997     $360,000      $165,000    $      0         37,000        $139,328

Robert A. Stefanko .................    1999     $340,000      $154,500    $146,500         40,000        $ 92,526(4)
  Chairman of the Board of              1998     $315,000      $189,000    $151,250         35,000        $ 87,981
  Directors, Chief Financial Officer    1997     $300,000      $165,000    $      0         31,000        $ 93,950
  and Executive Vice
  President--Finance and
  Administration

Larry A. Kushkin ...................    1999     $268,000      $ 80,400    $      0              0        $ 46,675(4)
  Executive Vice President--            1998     $225,000      $117,000    $      0              0        $ 42,375
  International Automotive              1997     $215,000      $145,000    $      0         22,000        $ 43,215
  Operations until August 31, 1999

Gordon L. Trimmer ..................    1999     $145,000      $ 43,500    $ 45,781         11,000        $ 15,610(4)
  Vice President--North American        1998     $135,000      $ 70,000    $ 47,266         10,000        $ 63,642
  Sales and Marketing                   1997     $ 88,537(5)   $ 52,000    $      0          8,000        $ 11,006

John M. Myles ......................    1999     $142,800      $ 42,840    $ 27,469         11,000        $ 15,390(4)
  Vice President--North American        1998     $133,140      $ 35,000    $ 37,813          8,000        $ 14,424
  Purchasing                            1997     $122,490      $ 25,000    $      0          5,000        $ 10,711

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(1) Includes amounts earned in fiscal year, whether or not deferred.

(2) The amounts set forth in this column represent grants of restricted stock during the fiscal year, valued at the fair market value of the Corporation's Common Stock on the grant date ($18.3125). The total number of restricted shares and the aggregate market value at August 31, 1999 (based upon the fair market value at August 31, 1999 of $18.00) in respect of each named executive officer are as follows: Mr. Haines held 28,000 shares valued at $504,000; Mr. Stefanko held 22,500 shares valued at $405,000; Mr. Kushkin held no shares; Mr. Trimmer held 6,700 shares valued at $120,600; and Mr. Myles held 3,500 shares valued at $63,000. Dividends accrue but are not paid on the restricted shares until the restrictions thereon lapse.

(3) Represents the following compensation: Corporation contributions to Profit Sharing Plan; amounts accrued by the Corporation for the fiscal year under non-qualified profit sharing plan; Corporation payments of term life insurance premiums; amounts accrued by the Corporation for the fiscal year under deferred compensation agreements; and Director's fees received from the Corporation's Belgian subsidiary.

(4) Amounts shown include the following: Corporation contributions to Profit Sharing Plan--$16,000 for each of Messrs. Haines, Stefanko, and Kushkin, $14,500 for Mr. Trimmer, and $14,280 for Mr. Myles; amounts accrued by the Corporation for the fiscal year ended August 31, 1999 under non-qualified profit sharing plan--$26,000 for Mr. Haines, $19,500 for Mr. Stefanko, and $10,800 for Mr. Kushkin; Corporation payments of term life insurance premiums--$1,110 for each named executive officer; amounts accrued by the Corporation under deferred compensation agreements for the fiscal year ended August 31, 1999--$75,061 for Mr. Haines ($15,012 of which was not vested), $37,530 for Mr. Stefanko ($3,753 of which was not vested) and $18,765 for Mr. Kushkin; and Director's fees received from the Corporation's Belgian subsidiary--$18,386 for each of Messrs. Haines and Stefanko.

(5) A portion of Mr. Trimmer's compensation in respect of 1997 was paid in Canadian dollars. The amounts shown reflect the currency exchange ratio at August 31, 1997, which was $1 CN to $.6038 US.

STOCK OPTIONS

    The following table contains information concerning the grant of stock options during fiscal year 1999 to the named executive officers. The amounts shown for each of the named executive officers as potential realizable values are based on arbitrarily assumed annualized rates of stock appreciation of five percent and ten percent over the full five-year term of the options, which would result in stock prices of approximately $23.37 and $29.49, respectively. No gain to the optionees is possible without an increase in stock price which will benefit all stockholders proportionately. Actual gains, if any, on an option exercise are dependent upon future performance of the Corporation's Common Stock and overall market conditions. There can be no assurance that the potential realizable values shown in this table will be achieved.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                       POTENTIAL REALIZABLE
                                           INDIVIDUAL GRANTS IN 1999                     VALUE AT ASSUMED
                             ------------------------------------------------------    ANNUAL RATES OF STOCK
                                               % OF TOTAL                             PRICE APPRECIATION FOR
                                                OPTIONS       EXERCISE                  5-YEAR OPTION TERM
                                               GRANTED TO     OR BASE                 -----------------------
                                OPTIONS       EMPLOYEES IN    PRICE(3)   EXPIRATION     5% ($)      10% ($)
NAME                         (#)GRANTED(1)   FISCAL YEAR(2)    ($/SH)       DATE         (4)          (4)
----                         -------------   --------------   --------   ----------   ----------   ----------
Terry L. Haines............      50,000          12.70%       $18.3125     7/7/04      $252,875     $558,875
Robert A. Stefanko.........      40,000          10.16%       $18.3125     7/7/04      $202,300     $447,100
Larry A. Kushkin...........           0              0%            N/A        N/A      $      0     $      0
Gordon L. Trimmer..........      11,000           2.80%       $18.3125     7/7/04      $ 55,633     $122,953
John M. Myles..............      11,000           2.80%       $18.3125     7/7/04      $ 55,633     $122,953

------------------------

(1) All options for common shares were granted pursuant to the 1991 Plan. Such options become exercisable at the rate of 25% per year commencing on the first anniversary of the date of grant of the option, so long as the optionee remains employed by the Corporation.

(2) Based on 393,600 options granted to all employees.

(3) Fair market value on the date of grant.

(4) The share price represents the price of the Common Stock if the assumed annual rates of stock price appreciation are achieved. If the named executive officers realize these values, the Corporation's shareholders will realize aggregate appreciation in the price of the 31,077,155 shares of Common Stock outstanding of $157.2 million or $347.4 million, respectively, over the five-year term of the options.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

    The following table sets forth information as of October 18, 1999 in respect of beneficial ownership of shares of the Corporation's Common Stock by each Director, by each named executive officer, by all Directors and executive officers as a group, and by each person known to the Corporation to own 5% or more of its Common Stock:

                                                              AMOUNT AND NATURE
                                                                OF BENEFICIAL      PERCENT OF
NAME                                                          OWNERSHIP(1)(2)(3)   OUTSTANDING
----                                                          ------------------   -----------
              DIRECTORS AND EXECUTIVE OFFICERS

Robert A. Stefanko..........................................        177,662              *
Terry L. Haines.............................................        148,200              *
Rene C. Rombouts............................................        135,490              *
Larry A. Kushkin............................................         38,500              *
Gordon L. Trimmer...........................................         22,701              *
Robert G. Wallace(4)........................................          9,843              *
John M. Myles...............................................          8,325
Dr. Peggy Gordon Elliott....................................          5,468              *
James S. Marlen.............................................          5,343              *
Alan L. Ockene..............................................          4,793              *
Dr. Paul Craig Roberts......................................          4,623(5)           *
Willard R. Holland..........................................          4,343              *
James A. Karman.............................................          3,343              *
All Directors and Executive Officers as a group
  (14 persons)..............................................        580,907           1.87%

                      5% STOCKHOLDERS

Berger Associates, Inc. ....................................      1,777,300(6)        5.72%
  Suite 900
  201 University Boulevard
  Denver, Colorado 80206

------------------------

*   Less than 1% of the shares outstanding

(1) Includes the following number of shares which are not owned, but can be purchased within 60 days upon the exercise of options granted under the Corporation's 1991 Stock Incentive Plan: 78,500 by Terry L. Haines; 66,000 by Robert A. Stefanko; 38,500 by Larry A. Kushkin; 56,500 by Rene C. Rombouts; 16,000 by Gordon L. Trimmer; 4,500 by John M. Myles and 268,875 by all Directors and executive officers as a group.

(2) Includes the following number of shares which are not owned but can be purchased within 60 days upon the exercise of options granted under the Corporation's 1992 Non-Employee Directors' Stock Option Plan: 2,218 by each of Alan L. Ockene, Robert G. Wallace, and Dr. Paul Craig Roberts; 4,468 by Dr. Peggy Gordon Elliott; 1,343 by each of Willard R. Holland, James A. Karman, and James S. Marlen; and 15,151 shares by all Directors and executive officers as a group.

(3) Includes the following number of restricted shares of Common Stock awarded under the Corporation's 1991 Stock Incentive Plan; 28,000 for Terry L. Haines, 22,500 for Robert A. Stefanko, 14,000 for Rene C. Rombouts, 6,700 for Gordon L. Trimmer, 3,500 for John M. Myles and 79,500 for all Directors and executive officers as a group.

(4) Mr. Wallace, whose term as a Class I Director of the Corporation will expire as of the date of the Annual Meeting, will retire from the Board of Directors effective as of such date.

(5) Includes 100 shares held by Dr. Roberts as trustee for his son, the beneficial ownership of which Dr. Roberts disclaims.

(6) Berger Associates, Inc., through its sub-advisor, Perkins, Wolf, McDonnell & Company, a registered investment adviser, has confirmed to the Corporation its ownership of more than 5% of the Corporation's Common Stock. The share ownership information presented is based upon information dated October 6, 1999 posted on Nasdaq-AMEX Online-SM-.

                               PERFORMANCE GRAPH

    The following graph compares total stockholder returns in respect of shares of the Corporation's Common Stock over the last five fiscal years (i.e. the cumulative changes over the past five-year period of $100 invested) to the Standard & Poor's 500 Stock Index ("S&P 500") and the Standard and Poor's Specialty Chemical Group ("S&P Specialty Chemicals"). Total return values for shares of the Corporation's Common Stock, S&P 500 and S&P Specialty Chemicals were calculated based upon market weighting at the beginning of the period and include reinvestment of dividends on a quarterly basis. The stockholder returns shown on the graph below are not necessarily indicative of future performance.

    The following graph shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent the Corporation specifically incorporates this information by reference and otherwise shall not be deemed filed under such Acts.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      A. SCHULMAN, INC.  S&P 500  S&P SPECIALTY CHEMICALS
8/94            $100.00  $100.00                  $100.00
8/95            $101.19  $121.35                  $125.81
8/96             $84.45  $144.03                  $124.95
8/97             $86.55  $202.41                  $148.97
8/98             $64.22  $218.84                  $119.58
8/99             $74.58  $305.90                  $160.20

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

    The Corporation has employment agreements with Messrs. Haines, Stefanko, Kushkin, Trimmer, Myles and certain other senior personnel. The employment agreements of Messrs. Haines, Stefanko, Kushkin, Trimmer and Myles have an initial three-year term. Such agreements automatically are extended at the end of each month for an additional month unless prior notice of termination is given, to constitute at all times a three-year agreement; provided, however, that no such monthly extension shall occur after August 31, 2008, January 31, 2005, or July 31, 2002, June 23, 2006, or October 31, 2008, respectively. The employment agreements provide that in the event employment is terminated as a result of a merger, consolidation, liquidation, or change in control (collectively, "Change in Control") of the Corporation, or for any other reason except for death, disability or for cause, the employee shall be paid a lump sum amount equal to a multiple (equal to the initial term of such agreement) of the sum of (i) the higher of his annual salary payable prior to the event causing the termination or salary payable prior to the Change in Control, plus (ii) an amount equal to the higher of his bonus earned in the preceding fiscal year or the average bonus earned in the most recent three fiscal years. In addition, upon a Change in Control, each of the employment agreements provides that the employee also will continue to receive certain insurance benefits not provided to the employee by another source after termination, for a period of time equal to the original term of such employee's employment agreement, and the employee will be paid a lump sum amount equal to the sum of (i) any unpaid annual incentive compensation previously awarded to the employee, the payment of which was contingent only upon continued employment, and (ii) a pro rata portion of his bonus for the fiscal year in which the termination occurred. If the Corporation terminates an employee's employment without cause prior to the expiration of the term of the employment agreement or prior to a Change in Control, the employee shall receive his salary for the remaining term of his employment agreement, plus a bonus each year for the remaining term of his agreement in an amount equal to fifty percent of his average annual bonus during the most recent five calendar years of employment. If the employee's employment is terminated by reason of death, the Corporation shall pay a lump sum amount equal to sixty percent of the employee's salary for twenty-four months. In addition, the amounts described above payable under the employment agreements for Messrs. Haines, Stefanko and Kushkin shall be "grossed up" to cover certain taxes payable by the employee on certain of the amounts paid to such employee in respect of a Change in Control of the Corporation. Notwithstanding the foregoing, in respect of the employment agreements of Messrs. Trimmer and Myles, the Corporation is not obligated to pay any amount which is in excess of the maximum amount which it can deduct for federal income tax purposes. These employment agreements may tend to discourage a takeover attempt of the Corporation inasmuch as a Change in Control of the Corporation could result in increased compensation expense.

    The Corporation has a qualified Profit Sharing Plan (the "Profit Sharing Plan") which provides that in any year the Corporation's Board of Directors, in its discretion, may authorize the payment of contributions to the Corporation's Profit-Sharing Trust, which contributions are allocated among participants. The maximum amount which may be allocated to a participant generally is limited to the lesser of (i) $30,000 or (ii) 25% of the participant's compensation. Participation in the Profit Sharing Plan is available to all salaried employees of the Corporation (and participating subsidiaries) who are employed on the last day of the Profit Sharing Plan Year. Benefits under the Profit Sharing Plan vest in accordance with a specified formula which provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. The assets of the Profit-Sharing Trust are invested, and each participant's account reflects the aggregate investment performance of the Trust assets. For the fiscal year ended August 31, 1999, the amounts contributed to the Profit Sharing Plan accounts of the persons listed in the Summary Compensation Table were: $16,000 for each of Messrs. Haines, Stefanko, and Kushkin, $14,500 for Mr. Trimmer, and $14,280 for Mr. Myles.

    The Corporation also has a non-qualified Profit Sharing Plan (the "Non-Qualified Plan") which provides that in any year the Corporation's Board of Directors, in its discretion, may authorize the accrual by the Corporation of certain amounts for the benefit of the Non-Qualified Plan's participants, in order to restore to such participants amounts not available to them under the Profit Sharing Plan due to certain limitations thereunder. Benefits under the Non-Qualified Plan vest in accordance with a specified formula which provides for partial vesting starting after three years of employment with the Corporation and full vesting after seven years of employment with the Corporation. In addition, upon a Change in Control of the Corporation, benefits become fully vested. Amounts accrued by the Corporation under the Non-Qualified Plan for the benefit of each participant reflect the investment performance which would have been realized had a corresponding amount been invested for the benefit of such participant during such year in the Profit Sharing Trust pursuant to the Profit Sharing Plan. For the fiscal year ended August 31, 1999, the amounts accrued by the Corporation pursuant to the Non-Qualified Plan for the benefit of the persons listed in the Summary Compensation Table were:
Mr. Haines, $26,000; Mr. Stefanko, $19,500; and Mr. Kushkin $10,800.

    The Corporation also has deferred compensation agreements with Messrs. Haines, Stefanko and Kushkin, providing for the payment of benefits for ten years following retirement, disability or death in the annual amount of $100,000 for Mr. Haines, $100,000 (under two agreements for $50,000 each) for Mr. Stefanko and $75,000 (under two agreements for $50,000 and $25,000, respectively) for Mr. Kushkin. As a result of Mr. Kushkin's retirement on August 31, 1999, Mr. Kushkin has commenced receiving benefits under his Agreements. Except in the case of disability or death, to the extent that Messrs. Haines and Stefanko are employed by the Corporation for less than ten years from the date of their agreements, any amounts payable at retirement will be reduced proportionately. The effective dates of Mr. Haines' Agreement is 1991 and of Mr. Stefanko's two agreements are 1985 and 1991. No additional benefits are payable under the agreements upon a Change in Control of the Corporation; however, payment of all of the benefits of Messrs. Haines and Stefanko will be accelerated in the event of a termination of employment following certain Changes in Control. The Corporation owns and is the beneficiary of life insurance policies upon the lives of Messrs. Haines, Stefanko and Kushkin, in the amount of $1,000,000, $1,000,000 and $500,000, respectively.

       PROPOSAL TO AMEND THE A. SCHULMAN, INC. 1991 STOCK INCENTIVE PLAN

    The Board of Directors has approved and recommends that the stockholders approve an amendment to the A. Schulman, Inc. 1991 Stock Incentive Plan, as heretofore amended (the "1991 Plan"), to increase the number of shares of the Corporation's Common Stock which may be issued under the 1991 Plan by 2,000,000.

    As previously approved by the stockholders, the 1991 Plan authorized grants for up to 1,875,000 shares of the Corporation's Common Stock (giving effect to splits in the Corporation's Common Stock subsequent to adoption of the 1991
Plan). Grants made since 1991 have substantially depleted this number of shares and the ability to grant additional shares is required to enable the Corporation to maintain its ability to attract, motivate and retain employees who have made or are expected to make material contributions to the Corporation's success. Giving effect to the proposed amendment, 2,433,114 shares will be available for future grants under the 1991 Plan.

    The Corporation has no other stock option plan providing for the grant of options to its employees. Information concerning options granted under the 1991 Plan and the Corporation's 1992 Non-Employee Directors' Stock Option Plan is included elsewhere in this Proxy Statement.

    The full text of the proposed Amendment to the 1991 Plan is set forth in Exhibit A to this Proxy Statement.

    Approval of the amendment to the 1991 Plan will require the affirmative vote of the holders of the majority of the total votes cast on this proposal in person or by proxy. Abstentions will be counted as votes cast and will have the same effect as votes cast against the proposal. Broker non-votes will not be counted as votes cast.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 1991 PLAN.

                            SELECTION OF ACCOUNTANTS

    Upon the recommendation of its Audit Committee, the Board of Directors of the Corporation has selected PricewaterhouseCoopers LLP as independent accountants to examine the books, records and accounts of the Corporation and its subsidiaries for the fiscal year ending August 31, 2000. In accordance with past practice, this selection is being presented to stockholders for ratification or rejection at this Annual Meeting. The Board of Directors recommends that such selection be ratified. PricewaterhouseCoopers LLP was the independent accountant of the Corporation for the fiscal year ended August 31, 1999, and is considered by the Board of Directors to be well qualified. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting to make a statement if they desire to do so and will be available to respond to appropriate questions.

    For ratification, this proposal will require the affirmative vote of the holders of a majority of the total votes cast on this proposal in person or by proxy. Abstentions will be counted as votes cast and will have the same effect as votes cast against the proposal. Broker non-votes will not be counted as votes cast. If the resolution is rejected, or if PricewaterhouseCoopers LLP declines to act or becomes incapable of action, or if its employment is discontinued, the Board will appoint other public accountants whose continued employment after the following Annual Meeting of Stockholders will be subject to ratification by stockholders.

                        COMPLIANCE WITH SECTION 16(a) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's officers and Directors, and persons who own more than 10% of the Corporation's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. All such persons timely filed their respective reports during the year ended August 31, 1999.

                                 OTHER MATTERS

    The Board of Directors knows of no matters to be presented for action at the Annual Meeting other than those described in this Proxy Statement. Should other matters come before the meeting, the shares represented by proxies solicited hereby will be voted in respect thereof in accordance with the best judgment of the proxy holders.

                              GENERAL INFORMATION

VOTING OF PROXIES

    Shares represented by properly executed proxies will be voted at the meeting, and if a stockholder has specified how the shares represented thereby are to be voted, they will be voted in accordance with such specification. It is intended that shares represented by proxies on which no specification has been made will be voted (i) for the election of Directors (ii) for approval of the amendment to the 1991 Stock Incentive Plan and (iii) for ratification of the selection of the independent accountants.

STOCKHOLDER PROPOSALS

    Proposals of stockholders intended to be presented in accordance with Rule 14a-8 of the Securities and Exchange Commission at the next Annual Meeting of Stockholders, presently scheduled for December 2000, must be received by the Corporation no later than July 12, 2000 for consideration for inclusion in the proxy statement and form of proxy for that meeting. Proposals of stockholders intended to be presented outside of the requirements of such Rule at such Annual Meeting must be received by the Corporation by September 26, 2000.

REVOCATION OF PROXIES

    A proxy may be revoked at any time before a vote is taken or the authority granted is otherwise exercised. Revocation may be accomplished by the execution of a later proxy with regard to the same shares or by giving notice in writing or in open meeting.

SOLICITATION OF PROXIES

    The cost of soliciting the accompanying proxies will be borne by the Corporation. The Corporation may reimburse brokers, nominees, fiduciaries and custodians their reasonable expenses for sending proxy material to principals and obtaining their instructions. In addition to solicitation by mail, proxies may be solicited in person, by telephone or telegraph or by officers, Directors and regular employees of the Corporation. Further, the Corporation has retained Corporate Investor Communications to perform solicitation services in connection with this proxy statement. For such services, Corporate Investor Communications will receive a fee of approximately $4,000 and will be reimbursed for certain out-of-pocket expenses and indemnified against certain liabilities incurred in connection with this proxy solicitation.

                                          By order of the Board of Directors

                                          JAMES H. BERICK

                                             SECRETARY

November 10, 1999

                                                                       EXHIBIT A

                                SECOND AMENDMENT
                                       TO
                               A. SCHULMAN, INC.
                           1991 STOCK INCENTIVE PLAN

1.  PURPOSE OF AMENDMENT.

    The A. Schulman, Inc. 1991 Stock Incentive Plan, as heretofore amended (the "Plan"), provides that the total number of Shares (this term and all other capitalized terms which are not defined herein shall have the meanings ascribed to such terms in the Plan) available for grant under the Plan may not exceed one million eight hundred seventy-five thousand (giving effect to splits in the Corporation's Common Stock subsequent to adoption of the Plan). The purpose of this Amendment is to increase the number of Shares available for grant by two million, such that, as of the effective date of this Second Amendment, two million four hundred thirty-three thousand one hundred and fourteen Shares will be available for future grants.

2.  AMENDMENT.

    Pursuant to the power reserved by the Board in Section 12.1 of the Plan, and subject to the approval thereof by the stockholders of the Company, Section 4.1 of the Plan is hereby amended and restated in its entirety as follows:

    "5.1 NUMBER OF SHARES. Subject to adjustment as provided in Section 4.3 herein, the total number of Shares available for grant under the Plan may not exceed three million eight hundred seventy-five thousand, two million four hundred thirty-three thousand one hundred and fourteen Shares of which will be available for future grants as of the effective date of this Second Amendment. All Shares available for grant under the Plan may be either authorized but unissued or reacquired Shares."

3.  EFFECTIVE DATE.

    The effective date of this Second Amendment shall be October 20, 1999, provided, however, that if this Second Amendment is not approved by the stockholders of the Company at or prior to the Company's 1999 Annual Meeting of Stockholders, this Second Amendment shall be null and void and of no effect whatsoever.

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